

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2021

Say Leong Lim
Chief Executive Officer
GLOBALINK INVESTMENT INC.
1180 Avenue of the Americas
8 Floor
New York, NY 10036

> **Re: GLOBALINK INVESTMENT INC.**
> **Draft Registration Statement on Form S-1**
> **Submitted October 20, 2021**
> **CIK No. 0001888734**

Dear Mr. Lim:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Catherine De Lorenzo at 202-551-4079 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Guillaume de Sampigny